EXHIBIT 99.1

Engine-Tested Rear Turbine Frame for Environmentally Friendly Engine Displayed at the Paris Air Show

GOTEBORG, Sweden, June 11, 2005 (PRIMEZONE) -- At the international Paris Air Show at Le Bourget, Volvo Aero will display the successfully engine-tested rear turbine frame of the European technology engine CLEAN. The rear frame was designed, developed and manufactured by Volvo Aero.

In addition to the rear frame, Volvo Aero was responsible for the LP turbine case and the assembly of the entire CLEAN engine. The CLEAN engine validates technology for future engines with new thermodynamic cycles, such as intercooled, recuperated and geared fan cycles. The rear frame was designed to withstand higher temperatures than today's engines. During the engine testing carried out this winter the Volvo Aero components performed well and the CLEAN engine met all targets regarding performance and emissions.

Facts on CLEAN

CLEAN is part of the EEFAE project (Efficient and Environmentally Friendly Aero Engine), which is an EU project with a budget of more than EUR 100 million. Nearly all the large European manufacturers in the aero engine industry are involved. The European EEFAE engine technology program began in March 2000. Its purpose is to develop the ANTLE (Affordable Near Term Low Emission) and CLEAN (Component validator for environmentally friendly aero engine) research engines. The goal for the ANTLE project has been to cut emissions of carbon dioxide by 10 percent and nitrous oxides by 60 percent by 2008. The goal for CLEAN is more long term. CLEAN aims to cut carbon dioxide emissions by 20 percent and nitrous oxide emissions by 80 percent by 2020.

June 11, 2005

For further information, please contact Robert Lundberg, +46 70 5775375. Volvo Aero's stand, D15 in hall 2A, tel +33 1 41 69 25 57

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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